Exhibit 99.1
RECENT DEVELOPMENTS
Masdar Partners with TOTAL and Abengoa Solar to build the world’s largest concentrated solar power plant
On June 9, 2010, TOTAL S.A. (“TOTAL”) announced that Masdar, Abu Dhabi’s multi-faceted initiative advancing the development, commercialization and deployment of renewable and alternative energy technologies and solutions, has appointed the bidding consortium of TOTAL and Abengoa Solar as a partner to own, build and operate Shams 1, the world’s largest concentrated solar power plant and the first of its kind in the Middle East.
One of Masdar’s flagship projects, Shams 1, will directly contribute towards Abu Dhabi’s target of achieving 7% renewable energy power generation capacity by the year 2020.
The joint venture between Masdar (60%), TOTAL (20%) and Abengoa Solar (20%) will develop, build, operate and maintain the plant which will be located in Madinat Zayed, approximately 120 kilometers southwest of Abu Dhabi in the United Arab Emirates (UAE).
Shams 1 will be the largest concentrated solar power plant in the world, extending over an area of 2.5 km2, with a capacity of approximately 100 MW and a solar field consisting of 768 parabolic trough collectors to be supplied by Abengoa Solar. Construction is set to begin during Q3 2010 and is expected to take approximately two years.
Shams 1 is registered as a project under the United Nations’ Clean Development Mechanism (CDM) and is eligible for carbon credits. It is be the first CSP plant registered under the CDM and the second project registered for Masdar. The plant is expected to displace approximately 175,000 tons of CO2 per year, equivalent to planting 1.5 million trees or removing 15,000 cars from Abu Dhabi’s roads.
TOTAL acquires interest in AE Polysilicon, developer of a new polysilicon production technology
TOTAL announced on June 7, 2010, that its subsidiary Total Gas & Power USA (SAS) has acquired a 25.4% interest in U.S. startup AE Polysilicon Corporation (AEP), which has developed an advanced technology to produce polysilicon for photovoltaic panels. The acquisition is being made through a reserved capital increase.
Founded in 2006 and based in Fairless Hills, Pennsylvania, near Philadelphia, AEP has developed an innovative, low-carbon, energy-efficient process, consuming substantially less energy than standard methods. It operates continuously to produce cost-competitive granular polysilicon.
The initial phase of the state-of-the art polysilicon production facility is in the commissioning phase today and is scheduled to begin commercial production this year. When operating at full capacity, the initial phase will produce up to 1,800 metric tons per year of granular polysilicon.
TOTAL has a technical cooperation agreement encompassing joint development of projects with TOTAL using AEP’s technology, the assignment of TOTAL personnel, and the creation of a joint research center.
TOTAL has also signed a long term agreement to acquire from AEP high purity granular polysilicon, guaranteeing cost-competitive supply for the Group’s solar energy subsidiaries.
Board of Directors Meeting on May 21, 2010 — Christophe de Margerie appointed Chairman and CEO of TOTAL Thierry Desmarest appointed Honorary Chairman of TOTAL
On May 21, 2010, TOTAL announced that its Board of Directors appointed Christophe de Margerie as Chairman of the Board of Directors, replacing Thierry Desmarest. Christophe de Margerie thus becomes Chairman and CEO of TOTAL.
Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2010 — Approval of all resolutions proposed by the Board of Directors; Dividend of €2.28/share
On May 21, 2010, TOTAL announced that the Annual Shareholders’ Meeting of TOTAL was held on May 21, 2010 under the chairmanship of Thierry Desmarest.
The shareholders adopted all the resolutions approved by the Board of Directors including:
•	Approval of the accounts for financial year 2009 and the distribution of a cash dividend for 2009 of €2.28 per share, stable compared to the previous year. Taking into account the interim dividend of €1.14 per share paid on November 18, 2009, the remaining balance of €1.14 per share will be paid on June 1, 2010.

•	Renewal as Directors for three-year terms of MM. Thierry Desmarest and Thierry de Rudder.

•	Appointment of Mr. Gunnar Brock as Director for a three-year term.

•	Appointment of Mr. Claude Clément as Director representing the employee shareholders.

•	Renewal of the terms of the statutory auditors and appointment of new alternative auditors.

•	Various financial authorizations conferred to the Board of Directors.
The Shareholders’ Meeting was also an opportunity for the Chairman of the Board, Thierry Desmarest, and the Chief Executive Officer, Christophe de Margerie, to report to the shareholders on the Group’s 2009 performance and outlook.
Thierry Desmarest detailed the compensation mechanisms and performance criteria for the Chairman and the Chief Executive Officer, as well as the policy for stock options and restricted shares granted to Group employees. The Chairman reiterated that TOTAL’s objective is to reward individual performance while bringing management and employee interests in line with those of the shareholders.
Additionally, to strengthen the employees’ commitment to the Group and for them to benefit from the Group’s performance, TOTAL decided to grant rights to 25 restricted shares this year to all its employees, close to 100,000 employees worldwide.
Indonesia: TOTAL acquires interest in two exploration blocks in the Arafura Sea
On May 10, 2010, TOTAL announced that it has signed an agreement with ConocoPhillips to acquire a 24.5% interest in the Arafura Sea and the Amborip VI blocks in the Arafura Sea, offshore Indonesia. With this agreement, ConocoPhillips, operator of those two blocks, will now hold a 75.5% working interest in the Arafura Sea block. In the Amborip VI block, ConocoPhillips will hold a 51% interest, OPIC Indonesia Corporation holding the remaining 24.5% interest.
Lying in water depths ranging from 30 to 100 meters, the Arafura Sea and Amborip VI blocks each cover around 9,000 square kilometers. In each block, the first exploration well is planned to be drilled by end of 2010.
With this acquisition, TOTAL pursues its strategy to further develop its exploration and production activities in Indonesia in “new frontier” geological plays.

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